Mail Stop 4561

February 5, 2007

Mr. Donald G. Hildebrand
President and Chief Executive Officer
Geovax Labs, Inc.
1256 Briarcliff Road, N.E.
Emtech Bio Suite 500
Atlanta, Georgia 30306

      Re: Geovax Labs, Inc.
              Form 10-Q for the Quarterly Period Ended September 30, 2006
              File No. 000-52091

Dear Mr. Hildebrand:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Stephen Krikorian
              Accounting Branch Chief